Delisting Determination,The Nasdaq Stock Market, LLC, September 14, 2012, Valence Technology, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Valence Technology, Inc.
(the Company), effective at the opening of the trading session on September 24, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the Staffs determination on June 12, 2012. The Company appealed the determination to a Hearing Panel.
On July 12, 2012,the Company withdrew its request for an appeal and the Staff determination to delist the Company became final on August 27, 2012.